Filed Pursuant to Rule 253(g)(2)

File No. 024-10713

MOGULREIT II, INC.

SUPPLEMENT NO. 4 DATED SEPTEMBER 21, 2017

TO THE OFFERING CIRCULAR DATED AUGUST 23, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT II, Inc. (“we”, “our”, “us” or the “Company”), dated August 23, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update the status of our offering.

Status of our Offering

As previously discussed in the Offering Circular, we announced that we will not commence operations until we have raised $1,000,000 in gross offering proceeds from persons not affiliated with us or our sponsor.

As of September 18, 2017, less than one month after the Offering was qualified by the SEC, we have raised over $1,000,000 in gross offering proceeds from our stockholders and will now commence operations.

The Offering is expected to terminate on the earlier of August 23, 2019, which is two years from the qualification date of this Offering, or the date on which the maximum offering amount has been raised; provided however, that our board of directors may terminate the Offering at any time or extend the Offering.  In no event will we extend the Offering beyond 180 days after the third anniversary of the initial qualification date.